Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

January 14, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy’s announces the first-to-market launch of Olopatadine Hydrochloride Ophthalmic Solution USP, 0.7% (OTC), the generic equivalent of Extra-Strength Pataday® Once Daily Relief, in the U.S.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	AISHWARYA SITHARAM AISHWARYASITHARAM@DRREDDYS.COM	PRIYA K PRIYAK@DRREDDYS.COM

Dr. Reddy’s announces the first-to-market launch of Olopatadine

Hydrochloride Ophthalmic Solution USP, 0.7% (OTC), the generic equivalent of Extra-Strength Pataday® Once Daily Relief, in the U.S.

Hyderabad, India and Princeton, NJ, USA; January 14, 2026- Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of over-the-counter (OTC) Olopatadine Hydrochloride Ophthalmic Solution USP, 0.7%, the generic equivalent of Extra Strength Pataday® Once-Daily Relief, in the U.S. market, as approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s Olopatadine Hydrochloride Ophthalmic Solution USP, 0.7% is an Antihistamine eye drop, indicated for the temporary relief of itchy eyes due to pollen, ragweed, grass, animal hair and dander.

“This launch adds to our current portfolio in the OTC eye-care space which includes Olopatadine Hydrochloride Ophthalmic Solution USP, 0.2% and 0.1% strengths,” explains Milan Kalawadia, CEO, North America Generics, Dr. Reddy’s Laboratories, Inc. “The first-to-market launch is a testament to our deep capabilities in bringing store-brand equivalents of OTC brands in the U.S. market. We are excited to deepen our collaboration with our retail customers through this important addition to our store-brand portfolio.”

The Pataday® brand had U.S. sales of approximately $69.9 million for the latest 52 weeks period ending December 27, 2025, according to NIQ data.*

Dr. Reddy’s Olopatadine Hydrochloride Ophthalmic Solution USP, 0.7% is available in a 2.5 mL bottle.

Pataday is a registered trademark of Novartis AG.

*NielsenIQ Retail Measurement, xAOC, data through December 2025

RDY-0126-OTC

About Dr.Reddy’s: Dr.Reddy’s Laboratories Ltd.(BSE..: 500124, NSE:DRREDDY, NYSE: RDY,NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.